

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2013

Via E-mail
Becky A. Sheehan
Executive Vice President and Chief Financial Officer
FTD Companies, Inc.
3113 Woodcreek Drive
Downers Grove, IL 60515

> **Re:** **FTD Companies, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12B**
> **Filed July 1, 2013**
> **File No. 001-35901**

Dear Ms. Sheehan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 99.1

Material U.S. Federal Income Tax Consequences of the Separation, page 45

1. We note your response to comment 16 in our letter dated May 29, 2013. Please clarify in this section that you have applied for the IRS Ruling and disclose the timeframe in which you expect to receive such ruling, as indicted in your response.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 54

2. We note your disclosures on page 43 that you will enter into several "ancillary agreements" with United Online, including arrangements governing "transition services" and "arrangements for employee matters, tax matters, technology and intellectual property matters, legal and regulatory matters, and certain other liabilities and obligations." Please tell us how, if at all, you expect that these agreements will impact

your pro forma financial statements. If you do not expect these agreements to impact your pro forma financial statements, please tell us the reasons for your determination.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 59

Results of Operations, Page 68

3. We note your response to comment 26 from our letter dated May 29, 2013 and the revisions to your results of operations discussion. Please further revise your results of operations to provide additional insight to your investors regarding the factors contributing to the increases or decreases in the components of your net income. For example, you state on page 73 that the increase in product revenues in 2012 was primarily related to an increase in consumer order volume resulting from your acquisition of the gifts division of Flying Brands Limited. However, we note that this acquisition contributed only $6.6 million of the $26.3 million increase in revenue. Please identify additional contributors to the increase in revenue.

Liquidity and Capital Resources, page 79

Quarter Ended March 31, 2013 compared to Quarter Ended March 31, 2012, page 80

4. Please briefly describe the factors that contributed to the $10.2 million unfavorable change in working capital in the quarter ended March 31, 2013 as compared to the quarter ended March 31, 2012.

Executive Compensation, page 108

Summary Compensation Table, page 108

5. We note your response to comment 32 in our letter dated May 29, 2013 and the related revisions to your disclosure. Please clarify whether you are party to employment agreements with your NEOs that provide for the payment of a minimum base salary. If so, please disclose such minimums. To the extent you are party to employment agreements with your NEOs, please describe the material terms of any such agreements. Please refer to Item 402(o)(1) of Regulation S-K.

Potential Payments Upon Termination or Change in Control, page 112

6. Please clarify in this section whether the FTD Spin-Off constitutes a change in control of United Online that may trigger payment under the employment agreements described in this section. In this regard, we note the disclosure on page F-67 regarding Mr. Goldston's resignation.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

(1) Description of Business and Planned Separation, Basis of Presentation, Accounting Policies, and Recent Accounting Pronouncements, page F-8

Accounting Policies, page F-9

Segments, page F-9

7. We note your response to comment 34 from our letter dated May 29, 2013. Please address the following items related to your segment composition:

    - Provide us with representative copies of the package of information regularly provided to your CODM and board of directors, including your most recent quarterly forecasts and updates and the most recent reports used by the CODM in weekly/periodic staff meetings.

    - Provide us with the titles of the management team members that regularly meet with and report to the CODM in the annual, monthly, and weekly gatherings discussed in your response. In doing so, please clarify the specific components, geographic regions, and/or other sub-entities, that each individual manages. Explain to us the extent that information about the sub-entities managed by those individuals is discussed at those meetings.

    - You disclose that the CODM does not "regularly" receive component measures of profit or loss. Please tell us how often the CODM <u>does</u> receive such component-level information or other information below the consolidated level.

(4) Balance Sheet Components, page F-21

8. We note your response to comment 39 from our letter dated May 29, 2013 and have the following comments:

    - Explain to us in further detail why your receivables greater than 365 days past due have not been written off. Please tell us what types of accounts comprise this balance and what portion of the balance is subject to bankruptcy proceedings and/or litigation. Quantify for us the allowance for credit allowances established against receivables greater than 365 days past due.

    - Revise your filing to provide an age analysis of past due financing receivables at period end. See ASC 310-10-50-7A and 310-10-55-9.

- We note that you establish an allowance for credit losses based upon the aging of receivables as well as a "specific allowance." Please disclose your policy for determining which receivables are individually assessed for impairment. Also disclose the balance of the allowance for credit loss and the recorded investment in financing receivables by impairment method, including collectively evaluated and individually evaluated. See ASC 310-10-50-11B(g) and (h) and 310-10-55-7.

- For impaired receivables individually evaluated for impairment, please provide all disclosures required by ASC 310-10-50-14A and 15.

- If you believe certain disclosures requested above are not required based on ASC 310-10-50-7B or 11A, please still provide us with such information in your response and ensure that your disclosures clearly indicate that a significant portion of your past due receivables are greater than one and two years past due.

(5) Transactions with Related Parties, page F-22

9. We note your response to comment 40 from our letter dated May 29, 2013 and your disclosure revisions. However, we do not see where you have disclosed management's estimates of what your expenses would have been on a stand-alone basis. See Question 2 of SAB Topic 1B.

(14) Commitments and Contingencies, page F-37

10. We note your response to comment 42 from our letter dated May 29, 2013 that you cannot estimate the amount of possible loss or range of loss because you rejected the Multistate Work Group's initial settlement offer and the applicable investigations are not complete. However, we also note that you are engaged in discussion with the Multistate Work Group in an effort to reach a negotiated resolution. Considering you are currently engaged in discussions with the Multistate Work Group, please explain to us in further detail why you are unable to estimate a range of possible loss in excess of amounts accrued. Please note that you may provide such disclosure on an aggregate basis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Charles Ammann
        United Online, Inc.